Luckycom Inc.

Level 8, Two Exchange Square,

8 Connaught Place , Central , Hong Kong

(852) 3798 2688

October 9, 2013

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Jay Williamson

Re:	Luckycom Inc. Registration Statement on Form S-1/A Filed September 6, 2013 File No. 333-187874

Dear Mr. Williamson:

I write on behalf of Luckycom Inc., (the “Company”) in response to Staff’s letter of September 20, 2013, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed September 6, 2013, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form S-1 filed September 6, 2013

1.       Please note that we did not receive any response letter from you in connection with your amended filing. A response letter typically facilitates our prompt review of your amended filing. In some instances we have reissued comments because we were unable to understand whether or how you responded to our comments. In the future, please consider providing us correspondence detailing how and where you have responded to comments.

In response to this comment, the Company prepared a response letter dated September 3, 2013 for the last amended filing, but unfortunately the letter was inadvertently left out in the EDGAR process. A copy of the September 3, 2013 letter is enclosed with this letter for the Staff’s reference.

Prospectus Summary, page 4

2.       We note you discuss your plans for the future in the Summary and elsewhere which include expansion “throughout Asia” and the references to supplying medicines to reputable organizations. We also note you are a development-stage enterprise that has limited working capital and received a going concern opinion. Please revise your text to provide a reasonable basis for your planned expansion or revise to clarify the scope of your plans in light of your resources and operations to date.

In response to this comment, the Company scaled back its disclosures throughout to recognize the challenges it faces as a development stage company attempting to enter a very competitive and large pharmaceutical industry. The company’s disclosures have been revised to explain its plans in the next twelve months with the need to raise significant capital, hire a pharmaceuticals consultant (known as a regulatory affairs firm), establish agreements with ingredients suppliers (APIs) and contract manufacturers with the capabilities that meet WHO standards, and the long and uncertain application with the WHO prequalification program. The company has omitted the disclosures related to expansion throughout Asia and has focused on the core business pursuits of gaining acceptance into WHO international tenders, which will take at least two to three years to accomplish.

3.       Please remove the reference to specific agencies you plan to provide supplies, given the current lack of agreements with these entities and the current lack of sufficient funding. Remove similar references throughout the prospectus.

In response to this comment, the Company’s plan, if it is able to raise money and gain acceptance into the WHO international tenders, will be to someday negotiate with specific agencies to supply bulk antimalarial drugs. Even though that may be a lofty goal, the Company’s plan is to do just that, and believes that removing references to those agencies would not allow shareholders and investors a clear direction the Company plans to go in. The Company explained in its disclosure that there is no assurance it will ever get to that stage of its business plan and has no current agreements or understandings with those reputable agencies.

4.       Please update to clarify whether the stock subscriptions receivable were received by August 31, 2013.

In response to this comment, the Company received all stock subscription receivables as of September 24, 2013 and disclosed such in the amended registration statement.

Description of Business, page 19

5.       On page 23 you indicate that LC01-AX6 is in development and that you expect the product to be launched in 2015. Please clarify who is developing the product and the basis for you belief with respect to the launch date.

In response to this comment, Luckycom Pharma Pte. Ltd. has been developing LC01-AX6 and has provided small batches of the product to distributors for feedback. Feedback from the distributor stated that, although the drugs were effective, it was difficult to estimate the correct quantity to keep in stock for different age malaria patients. Luckycom Pharma had the product available in four doses: for infants, toddlers, youth and adults. The distributor had difficulties estimating right purchase quantity for four strengths drugs and they did not want to maintain four strengths in stock which may bring a loss to them. From this information Luckycom Pharma has been active in further developing the product into two strengths: one for baby and toddler patients, and one for youth and adult patients. Also, due to revisions of international pharmacopoeia from 2001 to 2012, further bioequivalent and bioavailability studies are also being undertaken. Moreover, the ingredients manufactures we plan to work with just got WHO prequalified in 2013. As a result of these activities, Luckcom Pharma believes that the drugs can be ready by or before December 2015.

6.       We note your statement on page 23 that although you are registered in India “and will be ready for sales once [you] have established an outsourcing manufacturer, distribution channels and end consumers, [your] business strategy is not focused in this direction at the present time.” Please revise your document to more prominently focus on your actual plans and avoid extended discussion of matters that you are not focused on.

In response to this comment, the Company revised its disclosures to remove the references to back up strategies and focused on its plan of operation and core strategy to gain acceptance into international tenders.

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7.       We note your plans to target various public tenders as part of your distribution strategy. Please revise to briefly address the basic qualifications necessary to meet the public tender requirements and the estimated costs associated with meeting these requirements and qualification. In addition, we note the statement that very few firms get to participate in the international public tenders. Please discuss the reasons why and whether this would impact your ability to qualify. In addition, please discuss the impact upon your proposed business if you do not meet the qualifications and/or are not able to gain acceptance into the international public tenders. Discuss the impact your lack of business history and lack of resources may have upon this process.

In response to this comment, the Company revised its disclosures to explain the basic qualifications necessary to meet the public tender requirements and the estimated costs associated with meeting these requirements. The Company also explained the impact on its business if it is unable to raise money or successfully maneuver through and complete the prequalification process. The company further explained its lack of experience with international tenders.

The Company omitted reference that few firms get to participate in international tenders. The disclosure was immaterial.

8.       We partially reissue comment 4 from our letter dated July 24, 2013. Please clarify

•         What testing has been done to determine the efficacy of the products you have licensed; and,

•         Whether Luckycom Pharma has commercially sold any of these drugs in any jurisdiction.

In response to this comment, Luckycom Pharma has obtained a license for its drugs from the Indian Food and Drugs Administration with bioavailability (BA) and bioequivalence (BE) information. In 2009, Luckycom Pharma visited different distributors covering around 20 countries in Africa, Asia, and Sudan under the “Luckycom UK” brand name.  Also at the time, Luckycom Pharma engaged in the FDA registration process in Malawi and, although an inspection of its facilities was made and approved, Luckycom Pharma never finished the registration process.  The company was also involved in Sudan’s antimalarial drugs government tender through one Sudan distributor, but later the Sudan tender ceased operations due to Sudan’s government separation, and Sudan split into two countries in July 2011.A more large scale operation was not possible for these venues and the company needed additional financing. The normal drug exporter strategy was unsuitable for Luckycom Pharma. As a result, Luckycom Pharma decided to hold off, seek additional funding, and reevaluate its business model.

9.       Please remove references such as the one on page 23 that would classify you in with the top 30 pharmaceutical firms. Given the development stage of the company, this and other statements in the prospectus appear speculative at this stage of development.

In response to this comment, the Company removed references that would classify it with top pharmaceutical firms.

10.    We reissue comment 5 from our letter dated July 24, 2013. Please disclose all material terms of the license agreement. For instance, the agreement appears to be an exclusive worldwide license. In addition, please revise the disclosure in the prospectus to be consistent with the license agreement. For instance, you state on page 19 that you acquired “the rights to market and sell antimalarial medicines.” However, the license agreement states it is a license to develop, manufacture, have manufactured, use, market, sell and import antimalarial medicines.” Please provide clear disclosure of the current status of development of the proposed antimalarial medicines and the anticipated costs and time period needed to develop such medicines. We may have further comment.

In response to this comment, the Company disclosed all of the material terms of the license agreement and revised its disclosures in the prospectus to be consistent with the license agreement. Please note that the Company and Luckycom Pharma Pte. Ltd. amended the terms of the license agreement to provide that Luckycom Pharma would develop the products, as was envisioned but drafted erroneously in the original license agreement. The Company provided the current status of the development of the proposed antimalarial products in the amended registration statement.

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11.    Please discuss the estimated costs associated with creating a local Indian entity and sublicense to that entity. Also, clarify how this arrangement would work. Would the entity be a wholly-owned subsidiary? If not, who would own that entity? What are the responsibilities of the local entity and what are the responsibilities of your company? Please revise.

In response to this comment, the Company removed the disclosure pertaining to any pursuit of the private market sector in India, in line with the Company’s focus on international tenders.

12.    We reissue comment six from our letter dated July 24, 2013. Please explain the statement that “it is intended that Luckycom Pharma will focus on R&D and generic & renovated drugs development, and we will become a marketing entity for commercial operations.” The license agreement provides a license of the know-how and IP rights as of the date of the agreement and provides to Luckycom Inc. the exclusive worldwide rights to develop the antimalarial medicines. Please reconcile.

In response to this comment, the Company amended the terms of the license agreement to provide that Luckycom Pharma develops the products, as was envisioned but erroneously drafted in the original license agreement. Please see Exhibit 10.8 of the second amended registration statement for Amendment No. 1 to the License Agreement.

13.    In discussing the pre-qualification process beginning on page 24 you refer to the process for a manufacturer to qualify. However, you will not be the manufacturer. Please discuss the qualification process for your proposed business and to the extent the third party manufacturer will be part of the pre-qualification process, please revise.

In response to this comment, the Company will be the actual applicant in the WHO prequalification program application. It will enlist a consultant firm with pharmaceutical expertise and a number of manufacturers, as explained in the revised disclosure, in the process. The applicant and all associated parties will work uniformly and closely through the process.

14.    In addition, given that all of the renovated anti-malarial drugs licensed from Luckycom Pharma are generic drugs, and that the pre-qualification process relates to the manufacturer, please discuss in greater detail your proposed role in this process. In addition, in discussing your competition, discuss whether the manufacturers would also be your competitors.

In response to this comment, please see response to comment 13 above.

15.    We note the disclosure on page 25 that you believe it will take you two to three years to complete the pre-qualification process. Given that the company does not appear to have commenced this process and given that the license agreement is only for two years, it would appear that by the time you have completed the process the license agreement will have terminated. Please provide clear disclosure throughout the prospectus. In addition, please provide more specific discussion of your proposed business plan during this time period. The disclosure currently indicates this is your primary focus. In light of that, provide clear disclosure throughout the prospectus as to the time period before you plan to commence your business.

In response to this comment, the Company explained that if the application process with the WHO exceeds two years and, assuming it has financing available to make it that far in the process, it will have to renegotiate the two year license agreement with Luckycom Pharma or exercise the Company’s option to purchase the antimalarial medicine intellectual property from Luckycom Pharma outright. The Company revised its plan of operations to provide clear disclosures about its efforts to enlist a consultant firm with pharmaceutical expertise and a number of manufacturers apply for the WHO prequalification program.

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Management’s Discussion and Analysis, page 31

16.    Please disclose the cash balance as of the most recent practicable date.

In response to this comment, the Company updated its cash balance disclosure as requested.

17.    We reissue comment twelve from our letter dated July 24, 2013. Please provide a more detailed plan of operations. Provide a more detailed discussion of each milestone, providing the most detailed discussion about the current focus of your business plan. Please disclose the anticipated time frame for each milestone needed in your proposed business plan and the impact the lack of funding would have upon the timing of each milestone. Discuss in greater detail how you will scale your business development in line with the available capital.

In response to this comment, the Company provided a more detailed description of its plan of operation and prioritized its expenses with limited funding available. The Company explained each milestone, which includes the cost, timeframe and impact of a lack of funding.

18.    We reissue comment thirteen from our letter dated July 24, 2013. We note that many of the steps you plan on taking do not reflect the development of the proposed products under the current license agreement. Please explain in greater detail. For instance, we note that the second bullet point is to negotiate with companies and acquire licenses to sell pharmaceutical products. Given the current license and the two year duration of this license, explain why you are planning to focus on obtaining other license agreements, rather than focusing on developing the current licensed proposed products. Discuss in greater detail the proposed business plan for development of the proposed products under the current license agreement, including the estimated costs and the anticipated time frame for each step.

In response to this comment, the Company has decided to abandon the pursuit of seeking out other license agreements and instead will remain focused on its current license and products associated with that license. Please see the other responses to comments herein related to the development of products, which remains in the business purview of Luckycom Pharma.

19.    Please add disclosure to the liquidity and capital resources section to discuss the significant contractual obligations to be paid to Mr. Lee and the impact this could have upon your liquidity and the company’s ability to implement your business plan.

In response to this comment, the Company added a disclosure to the Liquidity and Capital Resources section to discuss the employment agreement with Mr. Lee and the impact it will have on the company’s resources and diversion from other financial needs the Company has.

20.    We note that you have removed the disclosure that one of the two MHRA compliant facilities in India you have located is owned by Mr. Lee. Please add back disclosure or advise.

In response to this comment, the disclosure placed in the prior amended registration statement about Luckycom Pharma Pvt. India being a manufacturer was in error. Luckycom Pharma is a pharmaceuticals developer, and will have no relation or bearing on the Company’s business plan. The Company has been working with a few MHRA(UK) compliant facilities in India to develop a few range of medicines , neither of which is related to the Company, Luckycom Pharma Pvt.Ltd. or Mr. Lee.

21.    Please remove the reference to SEC approving the Form S-1. It would appear you are referring to the filing becoming effective. We note similar statements in note six to the financial statements. Please revise.

In response to this comment, the Company revised the disclosure as requested.

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Conflicts of Interest, page 37

22.    We note the text responsive to prior comment 18 from our letter dated July 24, 2013 and partially reissue. Please, disclose the nature of the other entities’ businesses and explain how Mr. Lee will prioritize and resolve conflicts between these entities. Also, as previously requested, to the extent that you plan to use Luckycom Pharma Pvt to manufacture your products, as indicated in your previous response, please revise your disclosure throughout to disclose.

In response to this comment, Most of Mr. Lee’s time and energy is spent with the Company, and the Company plans to prequalify with the WHO with the drugs developed by Luckycom Pharma Pte Ltd. Mr. Lee will not be spending much, if any, of his time working with Luckycom Pharma Pte Ltd. or Luckycom Pharma Pvt. Ltd., which also develops pharmaceuticals. He intends to leave the operations to those working at Luckycom Pharma Pte Ltd. or Luckycom Pharma Pvt. Ltd. Luckycom Ltd., a subsidiary of the Company, will handle the Asian operations and financing activities abroad. The Company does not believe that Mr. Lee faces any material conflicts of interest in being affiliate with all of these companies. The Company has a license agreement with Luckycom Pharma Pte Ltd and separate work obligations are attributed to each company. Luckycom Pharma Pte Ltd. will develop the drugs, and the Company will submit an application with the WHO to engage in international tenders. Luckycom Pharma Pvt. Ltd does not have any bearing on the Company’s plans or operations and Luckycom Ltd.’s interests are directly in line with the Company’s interests.

Executive Compensation, page 39

23.    We note the disclosure that the company has not entered into any employment agreements. However, footnotes five and six to the financial statements for the three months ended May 31, 1013 reflect a consultant agreement with Mr. Lee. Please disclose the material terms and file as an exhibit. In addition, please disclose in the certain relationships and related transactions section.

In response to this comment, the Company revised the footnote to explain that there was an oral agreement with Mr. Lee to compensate him $4,250 per month. The Company included a written description of the oral agreement as an exhibit. The Company included the disclosure in the section titled, Certain Relationships and Related Transactions.

Certain Relationships and Related Transactions, page 40

24.    We note the text responsive to comment 21 from our letter dated July 24, 2013 and partially reissue. Please clarify the largest amount of aggregate principal outstanding during the period for which disclosure is required. Please file a written description of the oral agreement. For guidance, see Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

In response to this comment, The Company included a written description of the oral loan agreement as an exhibit. The largest aggregate principal outstanding was $27,179 during any given period.

Exhibits

25.    We reissue comment 23 from our letter dated July 24, 2013. We note the amendment to the articles of incorporation. Please file a complete copy of the articles of incorporation, as amended. See Item 601(b)(3)(i) of Regulation S-K.

In response to this comment, the Company filed the complete copy of the articles of incorporation, as amended.

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Exhibit 10.8

26.    The amended license agreement refers to a Schedule A that is not included in your filed exhibit. Please re-file this exhibit in its entirety.

In response to this comment, Schedule A is a schedule to the Exclusive License Agreement (the “Agreement”). Amendment No. 1 to the Agreement merely amends the language of Section 1.2 of the Agreement, and Section 1.2 happens to include the reference to Schedule A. Please refer to Exhibit 10.3 to the first amended registration statement to find Schedule A.

Sincerely,

/s/ Kingrich Lee

Kingrich Lee

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Luckycom Inc.

Level 8, Two Exchange Square, 8 Connaught Place

Central Hong Kong

Via EDGAR

October 9, 2013

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jay Williamson

Re:	Luckycom Inc. Registration Statement on Form S-1/A Filed September 6, 2013 File No. 333-187874

Dear Mr. Williamson:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated September 20, 2013 by John Reynolds, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Luckycom Inc.

/s/ Kingrich J. Lee

By:	Kingrich J. Lee
Chief Executive Officer

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